                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                  May 2, 2002

                               VIVENDI UNIVERSAL

                            42, avenue de Friedland
                                  75008 Paris
                                     France
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                   Form 20-F     X                 Form 40-F
                                ---                           ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                             No     X
                         ---                              ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents:  Press Release.

                                  EXHIBIT LIST




Exhibit     Description

99.1        Press Release.

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       VIVENDI UNIVERSAL



                                        By: /s/ George E. Bushnell III
                                            -----------------------------
                                            Name:  George E. Bushnell III
                                            Title: Vice President


Date:  May 2, 2002